Exhibit 6

BRIGHTON LH TRUSTEES, LLC

September 24, 2020

LightHouse Life Solutions, LLC
505 Bell Lane
Maple Glen, PA 19002

Ladies and Gentlemen:

This Amended and Restated Letter Agreement (this “Agreement”), dated as of the date first set forth above, amends and restates that certain letter agreement, dated May 31, 2018, by and between (i) LightHouse Life Solutions, LLC, a Delaware limited liability company (“LLS”), and (ii) Brighton LH Trustees, LLC, a Delaware limited liability company (the “Trustee”), on behalf of (x) the applicable trust series of Merlion Park Trust, a New York common law trust, and one or more New York common law grantor trusts that may be established in the future with respect to, in part, the right of first refusal described in Section 1 (the “Merlion Park Trust”) and (y) the applicable trust series of LightHouse Trading Trust, a New York common law trust (the “Trading Trust” and together with Merlion Park Trust, the “Trusts”) as it relates to LLS’s identification of life insurance policies for potential purchase by the applicable trust series of the Trusts. Each of the applicable trust series of the Merlion Park Trust is referred to as a “Merlion Purchaser” and are collectively are referred to as the “Merlion Purchasers.” Each of the applicable trust series of the Trading Trust is referred to as a “Trading Purchaser” and are collectively referred to as the “Trading Purchasers.” References to the Trustee in this Agreement refer to the Trustee acting in a fiduciary capacity as trustee on behalf of one or more Merlion Purchasers and Trading Purchasers and do not refer to the Trustee in its individual capacity.

As relevant background:

A.
LLS seeks to locate life insurance policies for potential purchase by one or more of the Merlion Purchasers, the Trading Purchasers and other parties (as permitted herein);

B.
LLS will evaluate life insurance policies to determine whether such policies fulfill (i) the guidelines attached hereto as Schedule 1 (as may be amended from time to time by mutual agreement between LLS and the Trustee, the “Purchase Right Guidelines” and life insurance policies that LLS has determined fulfill the Purchase Right Guidelines, the “Qualifying Policies”), and (ii) the guidelines attached hereto as Schedule 2 (as further developed and amended pursuant to Section 2(e), the “Trading Guidelines” and together with the Purchase Right Guidelines, the “Guidelines”);

C.
As the initial part of the Trustee’s evaluation of a Qualifying Policy, LLS will provide the Trustee with a description of (i) the Qualifying Policy, (ii) the insurance company that issued the Qualifying Policy, and (iii) the insured under the Qualifying Policy through, and in accordance with the information requirements of, the web-based policy submission portal provided by the Trustee (the “Policy Information”);

D.
LLS will also obtain health and life style information about the insured under a Qualifying Policy by using interactive questionnaires provided by the Trustee, (the “Questionnaire”), supplemental questionnaires created by LLS (which may be separate or, in the sole discretion of the Trustee, added to the Questionnaire), and such other information as appropriate for each situation and requested by the Trustee within three (3) Business Days (as defined below) following the submission of the information obtained from the Questionnaire, including, but not limited to online pharmacy searches and medical records (the “Diligence Materials”). The Diligence Materials are not required to include life expectancy reports;

E.
During the Term and, if applicable, the Extended Term (as each such defined is below), LLS will be required to submit to the Trustee information with respect to Qualifying Policies as frequently as practicable and the Merlion Purchasers shall have a right of first refusal with respect to the purchase of such Qualifying Policies as described in Section 1;

F.
During the Trading Trust Term, and if applicable the Extended Trading Trust Term (as each such term is defined below), the Trading Purchasers will have the right to purchase Qualifying Policies not purchased by the Merlion Purchasers so long as such Qualifying Policies meet the Trading Guidelines; and

G.
It is the parties’ intention that life insurance policies purchased by any of the Trading Purchasers will be sold by the Trading Purchasers to parties not affiliated with LLS or the Trustee within six (6) months of purchase.

Now therefore, the parties hereto agree as follows:

1. Right of First Refusal.

(a) During the period commencing on May 31, 2018 (the “Effective Date”) and ending on the date that is five years from the Effective Date (the “Term”), the Merlion Purchasers shall have a right of first refusal with respect to the Qualifying Policies (the “ROFR Policies”) as follows:

(i) Beginning on the Effective Date through such time as the Merlion Purchasers have acquired Qualifying Policies with Initial Threshold Purchase Prices (as defined below) that, in the aggregate, equal two hundred and fifty million dollars ($250 million) (the “Initial Threshold”), all Qualifying Policies must be submitted to the Trustee for potential purchase by one or more of the Merlion Purchasers. “Initial Threshold Purchase Price” means, with respect to each ROFR Policy, the total amount paid by the Merlion Purchasers to acquire such ROFR Policy, including, but not limited to, amounts paid to the underlying policy sellers (excluding any premium reimbursements), any third party agent or intermediary costs, and the Provider Fee (as defined below) paid to LLS;

(ii) After the Initial Threshold is met:

A. at least two thousand (2,000) Qualifying Policies must be submitted to the Trustee for potential purchase by one or more of the Merlion Purchasers annually (tested on a quarterly run rate basis for a minimum of five hundred (500) Qualifying Policies per calendar quarter and subject to Section 1(a)(ii)(B));

B. if during any calendar quarter LLS does not identify and submit to the Trustee for purchase at least five hundred (500) Qualifying Policies, then all Qualifying Policies identified by LLS must be submitted to the Trustee for potential purchase by one or more of the Merlion Purchasers until such time as the number of Qualifying Policies so submitted shall have satisfied the aforementioned quota for the current quarter and all prior quarters for which such quota was not met; and

C. during each calendar quarter, to the extent that LLS has submitted five hundred (500) Qualifying Policies in such calendar quarter and any additional Qualifying Policies required to be submitted in such calendar quarter pursuant to Section 1(a)(ii)(B), LLS must thereafter submit to the Trustee for potential purchase by one or more Merlion Purchasers fifty percent (50%) of all Qualifying Policies identified by LLS in such calendar quarter.

(b) Right of First Refusal Procedures

(i) Prior to LLS selling, or permitting the sale of, any of the ROFR Policies to any third party or to any of its affiliates, it shall first submit (the “Submission”) such ROFR Policies to the Trustee for potential purchase by one or more of the Merlion Purchasers in writing (the “Submission Notice”) through the Trustee’s web-based policy submission portal. The Submission Notice shall contain such information as mutually agreed between LLS and the Trustee and shall be accompanied by, or preceded by, the Policy Information and the Diligence Materials, and shall be accompanied by an optimized premium stream. The Trusts agree and acknowledge that the information in the Diligence Materials will differ from case-to-case depending on the information obtained and that LLS cannot represent or warrant the accuracy of such information. LLS agrees and acknowledges that the Trusts may request additional information and undertakes to use commercially reasonable efforts to provide such information as promptly as practicable.

(ii) The Submission shall be and remain irrevocable for a period (the “Submission Period”) ending at 11:59 P.M. local time on the fifth (5th) Business Day following the date the Submission Notice is given to the Trustee on behalf of the Merlion Purchasers unless accepted or rejected by the Trustee in writing with respect to some or all of the ROFR Policies prior to the end of the Submission Period or if the parties mutually agree upon an extended time period. In accepting the Submission of some or all of the ROFR Policies, the Trustee shall provide LLS with a proposed purchase price for each such accepted ROFR Policy (the “ROFR Indicative Price”). The ROFR Indicative Price proposed by the Trustee for each ROFR Policy will include the amounts payable to the underlying policy seller (including any estimated premium reimbursement), any third party agent or other intermediary or referral fees but exclude the Provider Fee payable to LLS.

(iii) If the Trustee on behalf of one or more of the Merlion Purchasers does not accept the Submission by providing a ROFR Indicative Price prior to the end of the Submission Period, then during the Trading Trust Term, and, if applicable, the Extended Trading Trust Term, the Trustee may, on behalf of one or more of the Trading Purchasers, propose a purchase price with respect to some or all of the ROFR Policies that meet the Trading Guidelines upon written notice to LLS prior to the end of the second (2nd) Business Day following the end of the Submission Period (the ROFR Policies purchased by the Trading Purchasers, the “Trading Policies”). The prices in respect of which the Trustee proposes the Trading Trusts purchase the Trading Policies will be determined by the Trustee, in consultation with the committee described in Section 2(f), and such prices will include the amounts payable to the underlying policy seller (including any estimated premium reimbursement), any third party agent or other intermediary or referral fees but will exclude the Trading Fee (as defined below) payable to LLS (the “Trading Indicative Price”).

(iv) The acceptance of a Submission by the Trustee on behalf of one or more of the Merlion Purchasers under Section 1(b)(ii) or the proposal with respect to the Trading Indicative Price under Section 1(b)(iii) above shall be and remain irrevocable for a period (the “Sale Period”) ending at 11:59 P.M. local time on the tenth (10th) Business Day following the date the Submission is accepted by the Merlion Purchasers or the proposal with respect to the Trading Purchasers is made by the Trustee, unless the parties mutually agree upon an extended time period. LLS shall make an offer (the “Offer to Seller”) to the current owner of the ROFR Policies or the Trading Policies (the “Policy Seller”), as promptly as practicable and use its reasonable best efforts to get such Offer to Seller accepted by the Policy Seller at an amount, such that the aggregate amount to be paid to acquire the ROFR Policy or to acquire the Trading Policy (in each case including any estimated premium reimbursement, agent or intermediary or referral fees but excluding fees to be paid to LLS pursuant to this Agreement) is less than or equal to the ROFR Indicative Price or the Trading Indicative Price, as applicable.

(v) If the Policy Seller rejects the Offer to Seller, LLS shall inform the Trustee as promptly as practicable and, based on pricing information provided by LLS, the Trustee on behalf of the Merlion Purchasers or the Trading Purchasers, as applicable, shall have two (2) Business Days to provide LLS a revised ROFR Indicative Price for such ROFR Policies or a revised Trading Indicative Price for such Trading Policies greater than the initial ROFR Indicative Price or the initial Trading Indicative Price, as applicable, which proposal shall be and remain irrevocable for a period (the “Extended Sale Period”) ending at 11:59 P.M. local time on the second (2nd) Business Day after it was made. LLS shall communicate the new proposed purchase price (the “Increased Offer to Seller”) as promptly as practicable and use its reasonable best efforts to get such Increased Offer to Seller accepted by the Policy Seller at an amount such that the aggregate amount to be paid to acquire the ROFR Policy or the Trading Policy (including any estimated premium reimbursement, agent or intermediary or referral fees but excluding fees to be paid to LLS pursuant to this Agreement) is equal to or less than such increased ROFR Indicative Price or the Trading Indicative Price, as applicable.

(c) Closing Procedures. If the Policy Seller accepts the Offer to Seller or Increased Offer to Seller prior to the end of the Sale Period or the Extended Sale Period, as applicable, LLS and the Trustee shall seek to cause the closing of the sale and purchase of the policy (a “Contracted Policy”) at the agreed upon price (the “Policy Purchase Price”) as promptly as practicable.

(i) As promptly as practicable following the date of the Policy Seller’s acceptance of the Offer to Seller or Increased Offer to Seller, LLS will send the Policy Seller an execution ready policy assignment agreement (including the escrow agreement) (together, the “PAA”), appropriate policy change forms from the issuing life insurance carrier (the “Policy Change Forms”) and will use its reasonable best efforts to cause the PAA and Policy Change Forms to be executed and delivered by the Policy Seller (and any other parties thereto) as promptly as practicable and in any case within thirty (30) calendar days of the date of the Policy Seller’s receipt of the PAA unless extended by the Trustee in its sole discretion (the “Contract Period”). LLS will use its reasonable best efforts to cause the delivery from the Policy Seller of any other diligence materials required by LLS or the Trustee, as promptly as practicable. During the Contract Period, the Trustee will continue to commit to purchase the relevant ROFR Policy or Trading Policy from LLS at the Policy Purchase Price on behalf of the applicable Merlion Purchaser or Trading Purchaser, as applicable.

(ii) Following receipt by LLS from the Policy Seller of the executed PAA, Policy Change Forms and any required additional diligence materials, LLS and the Trustee will use their respective reasonable best efforts to initiate the change of ownership of the Contracted Policy, escrow the Policy Purchase Price and complete all other tasks necessary to consummate (A) the purchase of the ROFR Policy or the Trading Policy, as applicable, by LLS from the Policy Seller and (B) the purchase of such ROFR Policy or the Trading Policy by the Merlion Purchaser or Trading Purchaser, as applicable, from LLS (the “Closing”). The Trustee will continue to commit to purchase the relevant ROFR Policy or Trading Policy from LLS at the Policy Purchase Price on behalf of the applicable Merlion Purchaser or Trading Purchaser, as applicable, from the time the PAA was received during the Contract Period through the Closing.

(iii)   To facilitate prompt Closings, LLS and the Trusts each agree to establish securities intermediary, custody and escrow accounts with Wilmington Trust, N.A. or such other custodian as otherwise directed by the Trustee (the “Custodian”). LLS will settle purchases from Policy Sellers using escrow arrangements at the Custodian and will settle sales to the Merlion Purchasers or Trading Purchasers, as applicable, using securities intermediary arrangements at the Custodian. LLS undertakes to cause the Custodian as securities intermediary to be recorded as the owner of the ROFR Policies or the Trading Policies purchased from Policy Sellers and to have beneficial ownership of such ROFR Policies or Trading Policies transferred from LLS to one or more of the Merlion Purchasers or one or more of the Trading Purchasers, as appropriate, at the Closing.

(d) Provider Fee. LLS shall receive a fee (the “Provider Fee”) for each ROFR Policy purchased by a Merlion Purchaser pursuant to this Section 1 equal to:

(i) three percent (3.0%) of the face amount of each ROFR Policy with a face amount of not more than one million dollars ($1 million);

(ii) two and one-half percent (2.5%) of the face amount of each ROFR Policy with a face amount greater than one million dollars ($1 million) and less than or equal to five million dollars ($5 million); and

(iii)  two percent (2.0%) of the face amount of each ROFR Policy with a face amount greater than five million dollars ($5 million).

The Provider Fee shall be subject to adjustment as provided in Section 1(e) below. The Provider Fee will be paid by the Merlion Purchaser that purchased the applicable ROFR Policy and will be paid at the Closing. If LLS receives a notice of rescission from a Policy Seller (including a notice that the Policy Seller has died within the rescission period), LLS shall immediately notify the Merlion Purchaser that the ROFR Policy sale has been rescinded, provide the Merlion Purchaser with all necessary assistance in obtaining the return of the Policy Purchase Price as promptly as practicable, and return the Provider Fee in respect of such transaction to the Merlion Purchaser within two (2) Business Days of LLS’s receipt of notification of the rescission.

(e) Adjustment of the Provider Fee.

(i)
On a semi-annual basis beginning six (6) months after the Effective Date, the average fees that LLS has received from third parties for ROFR Policies pursuant to Section 1(g)(ii) over the prior six (6) month period shall be calculated for each of the three categories of Qualifying Policies set out above in Section 1(d)(i)-(iii) (the “Third-Party Fees”). The Third-Party Fees will be compared to the Provider Fee that LLS would have received for the applicable Qualifying Policies had those Qualifying Policies been purchased by the Merlion Purchasers.

(ii)
For each category of Qualifying Policies for which the Third-Party Fees were, in the aggregate, eighty percent (80%) or less (measured as a percentage of the face amount of the applicable Qualifying Policies) than the Provider Fee that would have been paid by the Merlion Purchasers, the Provider Fee payable by Merlion Purchasers for the next six (6) month period for that category of Qualifying Policy shall be reduced to match the average Third-Party Fee paid by third-party purchasers for the prior six (6) months.

(iii)
The Provider Fee reduction mechanism in clause (ii) above shall:

A. Not apply to (I) Qualifying Policies that fall within a category specified in Sections 1(d)(i) or 1(d)(ii) above, if fifteen (15) or fewer policies in such category were sold to third parties during the relevant six (6) month period and (II) Qualifying Policies that fall within the category specified in Section 1(d)(iii) above, if ten (10) or fewer policies in that category were sold to third parties during the relevant six (6) month period; and

B. Exclude sales of Qualifying Policies to third parties if such sales were either approved by the Trustee or made subject to an origination agreement, asset purchase agreement or other arrangement approved by the Trustee.

(f) Extension of the Right of First Refusal. Upon written notice given by the Trustee to LLS prior to the end of the Term, the Merlion Purchasers will have a right of first refusal for a period of five (5) years after the end of the Term (the “Extended Term”) with respect to at least one hundred and fifty million dollars ($150 million) of Qualifying Policies annually (measured based on the face amounts of such Qualifying Policies) (the “Post-Termination ROFR Policies”). During the Extended Term, the provisions of Section 1(b)-(e) shall apply to the Post-Termination ROFR Policies in the same manner as they applied to the ROFR Policies during the Term.

(g) Sales to Third Parties.

(i) LLS shall be free to sell, or permit the sale of, policies that are not Qualifying Policies to a third party or, beginning on the date that is three years from the Effective Date (or earlier with the consent of the Trustee), to a subsidiary of LLS without regard to Section 1(a)-(g).

(ii) LLS shall be free to sell, or permit the sale of, certain ROFR Policies not purchased by the Trustee on behalf of one or more of the Merlion Purchasers or one or more Trading Trusts, to a third party or, beginning on the date that is three years from the Effective Date (or earlier with the consent of the Trustee), to a subsidiary of LLS (each, a “Non-ROFR Sale”) as follows:

A. ROFR Policies eligible for sale in a Non-ROFR Sale are policies that (I) the Trustee on behalf of one or more of the Merlion Purchasers or one or more of the Trading Purchasers has not accepted for purchase within the time and in the manner specified in Section 1(b)(ii) and (iii) above, as applicable, (II) the Policy Seller has rejected an Offer to Seller or an Increased Offer to Seller that would result in the aggregate amount to be paid to acquire the ROFR Policy or to acquire the Trading Policy (in each case including any estimated premium reimbursement, agent or intermediary or referral fees but excluding fees to be paid to LLS pursuant to this Agreement) equaling or exceeding the initial or revised ROFR Indicative Price or Trading Indicative Price, as applicable, or (III) a policy in respect of which the Closing fails to take place due to the fault of the Trustee.

B. ROFR Policies eligible for sale in a Non-ROFR Sale may not be purchased from the Policy Seller for a price (including any estimated premium reimbursement, agent or intermediary or referral fees but excluding the origination fee paid to LLS) equal to or less than the initial or revised ROFR Indicative Price or Trading Indicative Price, as applicable, unless such ROFR Policies did not meet the Guidelines and the reason for such policies not meeting the Guidelines was a reason other than solely the initial or revised ROFR Indicative Price or Trading Indicative Price, as applicable.

C. For each Non-ROFR Sale of a ROFR Policy, LLS shall use its reasonable best efforts to charge a Third-Party Fee with respect to such ROFR Policy that results in LLS receiving a Third-Party Fee that is no less than the Provider Fee which LLS would receive from a Merlion Purchaser had such ROFR Policy been purchased by the Merlion Purchaser.

(iii) LLS shall be free to sell, or permit the sale of, Qualifying Policies not required to be submitted to the Trustee pursuant to Section 1(a)(ii)(C) above to a third party, and beginning on the date that is three years from the Effective Date (or earlier with the consent of the Trustee), a subsidiary of LLS without regard to Section 1(a)-(g).

(j)          Periodic Review. Beginning on the Effective Date and for six calendar months thereafter, the Trustee, on behalf of the Trusts, and LLS shall meet within 10 Business Days after the end of each calendar month to review origination by LLS during the prior calendar month and the marketing plans and origination forecasts for the current calendar month. Beginning thereafter and for the remainder of the Term, the Trustee, on behalf of the Trusts, and LLS shall meet within 10 Business Days after the end of each calendar quarter to review origination by LLS during the prior calendar quarter and the marketing plans and origination forecasts for the current calendar quarter.

2. Trading Book Transaction.

(a) General. The Trading Purchasers will be offered the opportunity to purchase, maintain and remarket Trading Policies in an amount up to $25 million (each amount actually used to purchase a policy by a Trading Trust, a “Trading Amount”) for a period of three (3) years beginning on the Effective Date (the “Trading Trust Term”) and, if approved by the Trustee or an affiliate thereof, an additional two (2) years (the “Extended Trading Trust Term”). Trading Policies will be presented to the Trustee and purchased pursuant to the procedures set forth in Sections 1(b) and (c) and subject to Section 2(i) during the Extended Trading Trust Term. The Trading Purchasers may enter into a credit facility with a third party to finance the purchase of Trading Policies with the approval of the Trustee. A Trading Amount, once repaid, will be available for the purchase of additional Trading Policies during the Trading Trust Term, and if applicable the Extended Trading Trust Term.

(b) Trading Trust Operating Expenses. The Trading Purchasers will bear all costs and expenses of the Trading Trusts, including but not limited to all out-of-pocket costs of the administration of the Trading Trusts, all general operating expenses of the Trading Trusts and all out-of-pocket costs and expenses directly related to servicing, remarketing, trading and otherwise disposing of all Trading Policies, such as the ordering and updating medical records, third-party life expectancy reports and the negotiation and execution of purchase agreements with trading partners (“Trading Trust Expenses”).

(c) Trading Trust Premiums. The Trading Purchasers will bear all premiums required to be paid on the Trading Policies (“Trading Trust Premiums”).

(d) Trading Fee. LLS shall receive a fee for each Trading Policy purchased by a Trading Purchaser pursuant to this Agreement equal to two percent (2.0%) of the face amount of such Trading Policy (the “Trading Fee”). The Trading Fee will be paid by the Trading Purchaser that purchased each applicable Trading Policy and will be paid at the Closing. If LLS receives a notice of rescission from a Policy Seller (including a notice that the Policy Seller has died within the rescission period), LLS shall immediately notify the Trading Purchaser that the Trading Policy purchase has been rescinded, provide the Trading Purchaser with all necessary assistance in obtaining the return of the Policy Purchase Price as promptly as practicable, and return the Trading Fee in respect of such transaction to the Trading Purchaser within two (2) Business Days of such notification.

(e) Consultation Committee. The parties hereto will establish a consultation committee to discuss the purchase and sale of Trading Policies, as well as the lapse of Trading Policies not sold, and to further develop and make amendments to the Trading Guidelines. The consultation committee will be comprised of two individuals appointed by LLS or any of its affiliates and two individuals appointed by the Trustee or any of its affiliates.

(f) Pricing of Trading Policies. The price at which Trading Policies will be purchased will be determined by the Trustee in consultation with the consultation committee.

(g) Additional Fee.

(i) Each Trading Purchaser shall pay LLS, with respect to any Trading Policies that were sold or matured during each calendar quarter (the “Relevant Trading Policies”), a fee (the “Additional Fee”) equal to 50% of the Excess Proceeds (as defined below), which Additional Fee shall be determined and payable in accordance with this Section 2(g).

(ii) “Excess Proceeds” means the excess, if any, of the proceeds received from a sale or received upon maturity from the Relevant Trading Policies, less the sum of amounts listed in clauses (A) and (B) below (the “Target Amount”).

A. All Trading Trust Expenses accrued or paid in such calendar quarter, plus

B. the sum of (x) an amount equal to Trading Amounts used to purchase such Relevant Trading Policies, Trading Trust Premiums paid on or payable with respect to such Relevant Trading Policies, the Trading Fee paid on such Relevant Trading Policies, and any borrowings secured by such Relevant Trading Policies, plus (y) an amount equal to a return of eight percent (8%) per annum on the amount described in sub-clause (x), in each case measured from the date of the purchase of each Relevant Trading Policy or the date of each such borrowing to the date of sale or maturity thereof.

(iii) Each Trading Purchaser shall pay LLS the Additional Fee in respect of the Relevant Trading Policies within thirty days after the end of each calendar quarter; provided that any Trading Purchaser’s obligation to pay the Additional Fee will be delayed to the extent such Trading Purchaser does not have sufficient cash to pay the Additional Fee after the provision of reserves for anticipated Trading Trust Expenses, Trading Premiums, Trading Fees and amounts needed to repay any borrowings secured by Trading Policies.

(iv) If the proceeds received by the Trading Purchasers with respect to the Relevant Trading Policies during any calendar quarter are less than the Target Amount (the amount of the shortfall, the “Deficit”), the Additional Fee (if any) payable to LLS pursuant to this Section 2(g) in the subsequent calendar quarter(s) will be reduced by the Deficit.

(h) Failure to Meet Target Proceeds. If proceeds from the sale of all Trading Policies pursuant to this Section 2 do not result in the full payment of the Target Amounts across all Trading Purchasers measured as of the date that is two years after the Effective Date, the Trustee shall have the right to terminate the commitment of the Trading Trusts to make funds available pursuant to Section 2(a).

(i) Extended Trading Trust Term. The parties acknowledge that LLS may establish a subsidiary to acquire certain policies during the Extended Trading Trust Term or earlier with the consent of the Trustee and any such subsidiary might seek to purchase certain policies concurrently with a Trading Purchaser. The Trustee and LLS agree that investment decisions are to be made consistent with the investment objectives, guidelines and restrictions of the respective portfolios of the Trading Purchasers and such subsidiary and that investment opportunities and trades are to be allocated fairly and equitably among the portfolios participating in each transaction, taking into consideration the objectives, restrictions, investment strategy, asset allocation and benchmarks of each portfolio.

3. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on (a) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service such as Federal Express or (b) the Business Day transmitted, if transmitted via electronic mail. The address for such notices and communications shall be as follows:

If to a Merlion Purchaser or a Trading Purchaser, to the address provided to LLS in writing by the Trustee from time to time.

If to LLS, addressed to:
LightHouse Life Solutions, LLC
505 Bell Lane
Maple Glen, PA 19002
Attention: Michael Freedman
E-mail: mfreedman@lighthouselife.com

Any party may change its address for such communications by giving notice thereof to the other parties in conformity with this Section 3. Each day other than a Saturday, Sunday or public holiday or the equivalent for banks generally under the laws of the State of New York is a “Business Day.”

4. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and enforced in accordance with the laws of the State of New York without reference to the conflicts of laws principles thereof other than Section 5-1401 of the New York General Obligations Law.

5. Jurisdiction and Venue. This Agreement shall be subject to the exclusive jurisdiction of the Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York. The parties to this Agreement irrevocably and expressly agree to submit to the jurisdiction of the aforementioned courts for the purpose of resolving any disputes among the parties relating to this Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect hereof or thereof brought in New York County, New York, and further irrevocably waive any claim that any suit, action or proceeding brought in Federal District Court, Southern District of New York and if such court does not have proper jurisdiction, the State Courts of New York County, New York has been brought in an inconvenient forum.

6. Successors and Assigns. This Agreement is personal to each of the parties and may not be assigned without the written consent of the other parties.

7. Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

8. Entire Agreement. This Agreement and the other agreements and instruments referenced herein constitute the entire understanding and agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings.

9. Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law, or in equity on such party, and the exercise of any one remedy shall not preclude the exercise of any other.

10. Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by LLS and the Trustee. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may not be amended or supplemented by any party hereto except pursuant to a written amendment executed by LLS and the Trustee.

11. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

12. No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

13. Waiver of Trial by Jury. THE PARTIES HERETO IRREVOCABLY WAIVE TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Please confirm your agreement with the foregoing by signing and returning to us the enclosed duplicate copy of this Agreement, which may be executed in counterparts.

Very truly yours,

BRIGHTON LH TRUSTEES, LLC, on behalf of the each applicable trust series of Merlion Park Trust

By: /s/Andrew Plevin
Name: Andrew Plevin
Title: Managing Member

BRIGHTON LH TRUSTEES, LLC, on behalf of the each applicable trust series of LightHouse Trading Trust

By: /s/Andrew Plevin
Name: Andrew Plevin
Title: Managing Member

Agreed to and accepted:

LIGHTHOUSE LIFE SOLUTIONS, LLC

By: /s/Michael Freedman
Name: Michael Freedman
Title: CEO

[Signature Page to Amended and Restated Letter Agreement]

Schedule 1 – Purchase Right Guidelines

Policy Types:
Universal life, variable universal life, whole life, term and convertible term, individual or joint life, single premium annuities, and corporate-owned or bank-owned life insurance policies.

Policy Size:
Face Value ≥ $150k

Policy Age:
≥ 24 Months and outside contestability period

Insured Age:
≥ 40 years

Insured Domicile:
U.S. or Puerto Rico

Insured Life Expectancy:
2 years ≥ Life Expectancy ≤ 20 years

Insurance Carrier Credit:
Investment Grade

General Restrictions:
No STOLI

No HIV/AIDS as primary impairment

No Active Military

Structured Settlements:
Life contingent only

Schedule 2 – Trading Guidelines

Purchase Right Guidelines

Presence of natural buyers

Trading levels of comparables

Reasonable expectation of resale within 6 months

Reasonable expectation of profit from resale